EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
March 16, 2022	March 16, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Assessment of the Existence of Impairment Indicators for the Avino Mine

As described in Note 11 to the consolidated financial statements the carrying amount of the plant, equipment and Avino mining properties is $35,675,000 as at December 31, 2021.  Management applies significant judgement to assess plant, equipment and Avino mining properties (collectively the “Avino Mine”) for the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Management considers both external and internal sources of information in assessing whether there are any indictors of impairment as disclosed in Note 2 (iv).  External sources of information considered by management include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of the Avino Mine. Internal sources of information that management considers include the manner in which the Avino Mine is being used, or is expected to be used, and indications of economic performance of the assets.

We have determined that performing procedures relating to the assessment of the existence of impairment indicators for the Avino Mine is a critical audit matter primarily due to the application of judgment by management in assessing specific factors such as (a) significant adverse changes in the economic or legal environment of operations, (b) significant changes with an adverse effect on the use of the asset, (c) current period cash flow or operating losses, combined with a history of losses or a forecast of continuing losses associated with the use of the assets.  This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment of indicators of impairment that could give rise to the requirement to conduct a formal impairment test.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included amongst others, (a) a review of management’s assessment of the existence of impairment indicators of the Avino Mine (b) completion of our own assessment of impairment indicators in accordance with IAS 36 Impairment of Assets, (c) a review of matters that impact the Company’s ability to continue mining operations, (d) evaluated whether there were adverse economic changes in metal prices by considering external observable market prices, (e) compared the current performance to the Company’s historical mining results associated with the assets, (f) compared management’s mine plans to data in the Company’s resource estimate which was prepared by a specialist.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 16, 2022

We have served as the Company’s auditor since 2007.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avino Silver & Gold Mines Ltd. and subsidiaries (the “Company") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2021, of the Company and our report dated March 16, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 16, 2022

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash		$24,765	$11,713
Amounts receivable		1,208	529
Taxes recoverable	6	3,364	5,044
Prepaid expenses and other assets		962	757
Inventory	7	5,179	1,659
Total current assets		35,478	19,702
Exploration and evaluation assets	9	11,053	10,052
Plant, equipment and mining properties	11	35,675	34,846
Long-term investments	8	3,939	4,176
Other assets		133	4
Total assets		$86,278	$68,780
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,260	$2,068
Amounts due to related parties	12(b)	163	154
Taxes payable		31	7
Current portion of term facility	13	-	2,513
Current portion of equipment loans		-	72
Current portion of finance lease obligations		389	208
Total current liabilities		3,843	5,022
Finance lease obligations		680	278
Warrant liability	14	741	2,295
Reclamation provision	15	726	808
Deferred income tax liabilities		1,781	1,369
Total liabilities		7,771	9,772
EQUITY
Share capital	16	129,953	108,303
Equity reserves		9,573	9,951
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,969)	(4,810)
Accumulated deficit		(55,953)	(54,339)
Total equity		78,507	59,008
Total liabilities and equity		$86,278	$68,780

Commitments – Note 19

Approved by the Board of Directors on March 16, 2022:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars)

	Note	2021	2020	2019
Revenue from mining operations	17	$11,228	$16,022	$31,746
Cost of sales	17	7,681	15,832	32,016
Mine operating income (loss)		3,547	190	(270)

Operating expenses
General and administrative expenses	19	3,566	2,902	3,193
Share-based payments	16	1,469	1,857	937
Loss before other items		(1,488)	(4,569)	(4,400)

Other items
Interest and other income		178	332	545
Unrealized gain (loss) on long-term investments		(423)	(124)	1,282
Fair value adjustment on warrant liability	14	1,581	(650)	520
Realized loss on warrants exercised		(1,106)	(2,733)	-
Foreign exchange loss		(61)	(811)	(663)
Project evaluation expenses		(176)	-	-
Finance cost		(52)	(211)	(84)
Accretion of reclamation provision	15	(47)	(99)	(104)
Interest expense		24)	(25)	(64)
Loss from continuing operations before income taxes		(1,618)	(8,890)	(2,968)
Income taxes:
Current income tax expense		(27)	(161)	(327)
Deferred income tax (expense) recovery		(412)	1,569	960
Income tax (expense) recovery		(439)	1,408	633
Net loss from continuing operations		(2,057)	(7,482)	(2,335)
Loss from discontinued operations and on disposal	5	-	(169)	(29,126)
Net loss		(2,057)	(7,651)	(31,461)

Other comprehensive income (loss)
Currency translation differences		(159)	(247)	1,603
Reclassification of foreign exchange on translation into net loss on sale of discontinued operations		-	-	(42)
Total comprehensive loss		$(2,216)	$(7,898)	$(29,900)
Loss per share from continuing operations	16(e)
Basic		$(0.02)	$(0.09)	$(0.03)
Diluted		$(0.02)	$(0.09)	$(0.03)
Loss per share	16(e)
Basic		$(0.02)	$(0.09)	$(0.45)
Diluted		$(0.02)	$(0.09)	$(0.45)
Weighted average number of common shares outstanding	16(e)
Basic		100,161,357	83,180,069	69,980,178
Diluted		100,161,357	83,180,069	69,980,178

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Stock Capital Amount	Equity Reserves	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2019		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings		7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(472)	-	-	-	-	(472)
At the market issuances		4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(162)	-	-	-	-	(162)
Options cancelled or expired		-	-	(762)	-	-	762	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Shares to be issued		-	349	-	-	-	-	349
Share-based payments		-	-	1,023	-	-	-	1,023
Net loss for the year		-	-	-	-	-	(31,461)	(31,461)
Currency translation differences		-	-	-	-	1,561	-	1,561
Balance, January 31, 2019		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923
Common shares issued for cash:
At the market issuances		6,730,054	4,940	-	-	-	-	4,940
Exercise of warrants		4,659,194	6,528	(116)	-	-	-	6,412
Exercise of options		48,000	43	(15)	-	-	-	28
Common shares issued for services		675,145	-	-	-	-	-	-
Issuance costs		-	(254)	-	-	-	-	(254)
Options cancelled or expired		-	-	(516)	-	-	516	-
Carrying value of RSUs exercised		863,901	650	(650)	-	-	-	-
Share-based payments		-	-	1,857	-	-	-	1,857
Net loss for the year		-	-	-	-	-	(7,651)	(7,651)
Currency translation differences		-	-	-	-	(247)	-	(247)
Balance, December 31, 2020		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008
Common shares issued for cash:
At the market issuances	16	10,050,000	18,497	-	-	-	-	18,497
Exercise of warrants	16	1,030,362	1,911	-	-	-	-	1,911
Exercise of options	16	264,000	364	(126)	-	-	-	238
Issuance costs	16	-	(400)	-	-	-	-	(400)
Options cancelled or expired	16	-	-	(443)	-	-	443	-
Carrying value of RSUs exercised		1,330,167	1,278	(1,278)	-	-	-	-
Share-based payments	16	-	-	1,469	-	-	-	1,469
Net loss for the year	16	-	-	-	-	-	(2,057)	(2,057)
Currency translation differences		-	-	-	-	(159)	-	(159)
Balance, December 31, 2021		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2021	2020	2019

Cash generated by (used in):

Operating Activities
Net loss		$(2,057)	$(7,651)	$(31,461)
Adjustments for non-cash items:
Deferred income tax expense (recovery)		412	(1,569)	(960)
Depreciation and depletion		2,116	1,917	3,723
Inventory net realizable value adjustment		-	-	387
Accretion of reclamation provision		47	99	104
Unrealized loss (gain) on investments		423	124	(1,282)
Unrealized foreign exchange loss (gain)		(265)	(588)	1,461
Unwinding of fair value adjustment on term facility		(13)	(51)	(170)
Fair value adjustment on warrant liability		(1,581)	650	(520)
Realized loss on warrants exercised		1,106	2,733	2,708
Loss from discontinued operations and on disposal		-	-	29,126
Share-based payments		1,469	1,857	937

		1,657	(2,479)	1,345

Net change in non-cash working capital items	20	(1,548)	2,551	4,162

		109	72	5,507

Financing Activities
Shares and units issued for cash, net of issuance costs		18,098	4,685	7,283
Proceeds from option exercise		238	29	-
Proceeds from warrant exercise		805	3,679	-
Term facility payments		(2,500)	(3,333)	(833)
Finance lease payments		(477)	(640)	(956)
Equipment loan payments		(72)	(217)	(524)

		16,092	4,203	4,970

Investing Activities
Exploration and evaluation expenditures		(1,294)	(231)	(5,273)
Additions to plant, equipment and mining properties		(1,913)	(2,014)	(3,276)
Proceeds from sale of long-term investments		-	78	23
Cash proceeds from sale of discontinued operations		-	-	6,599
Cash disposed of in discontinued operations		-	-	(1,459)
Redemption of reclamation bonds		-	-	102

		(3,207)	(2,167)	(3,734)

Change in cash		12,994	2,108	6,743

Effect of exchange rate changes on cash		58	(20)	(370)

Cash, Beginning		11,713	9,625	3,252

Cash, Ending		$24,765	$11,713	$9,625

Supplementary Cash Flow Information (Note 20)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;
•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,
•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if  any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

b)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino and San Gonzalo properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

iv.	Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Impairment

Based on the Company’s assessment with respect to possible indicators of impairment of its mineral properties, including the impact of COVID-19 on our operations and the prevailing market metals prices, the Company concluded that as of December 31, 2021, no impairment indicators were identified.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through income or loss. A change in the mineral resource estimate may impact depletion expense on a prospective basis.

vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the audited consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development expenditures

Mine development costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2021 and 2020, the Company estimated a remaining mine life for the Avino Mine of 20 and 20.4 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	3 years straight line balance
Computer equipment	5 years straight line balance
Mine machinery and transportation equipment	5 years straight line balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

-18-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include its cash, amounts receivable not related to sales of concentrate, investments (short-term), and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes amounts receivable from concentrate sales.

-19-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations and comprehensive income (loss).

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Share capital

a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b)	Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

-21-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021, and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s future accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management, however there is no impact upon adoption on January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early adoption permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

-22-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

5.	DISPOSITION OF DISCONTINUED OPERATIONS – BRALORNE GOLD MINES LTD.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale was record in the fourth quarter of fiscal 2019 and includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration included:

•	C$8.7 million (translated to $6,599) in cash
•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;
•

The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property.

The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

The Company recognized a loss on disposition, net of tax, calculated as follows:

Cash proceeds	$6,599
Talisker shares	2,243
Talisker warrants	716
Total proceeds	$9,558
Net assets sold and derecognized:
Cash	1,495
Other current assets	242
Exploration and evaluation assets	45,613
Plant and equipment	1,745
Other long-term assets	19
Current portion of finance lease obligations and equipment loans	(175)
Non-current portion of finance lease obligations and equipment loans	(111)
Site restoration obligation	(10,828)
Foreign currency translation adjustments	(42)
37,958
Loss on disposition before selling costs	(28,400)
Selling costs	(490)
Loss on disposition, net	(28,890)

-23-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2021	2020	2019
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	-	-	16
Accretion of reclamation provision	-	-	217
Gain on sale of assets	-	-	2
Other items	-	-	1
Loss on disposition	-	169	28,890
Net loss before income taxes	-	(169)	(29,126)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$-	$(169)	$(29,126)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, are as follows:

Cash generated by (used in):	2021	2020	2019

Cash flow used in operating activities	$-	$-	$(19)
Cash flow used in financing activities	-	-	(258)
Cash flow used in investing activities	-	-	(5,583)
Net cash decrease from discontinued operations	$-	$-	$(5,860)

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	December 31, 2021	December 31, 2020
VAT recoverable	$790	$2,328
GST recoverable	26	16
Income taxes recoverable	2,548	2,700
	$3,364	$5,044

-24-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

7.	INVENTORY

	December 31, 2021	December 31, 2020
Process material stockpiles	$1,083	$373
Concentrate inventory	2,467	64
Materials and supplies	1,629	1,222
	$5,179	$1,659

The amount of inventory recognized as an expense for the year ended December 31, 2021 totalled $7,282 (2020 – $15,832, 2019 – $32,016). See Note 17 for further details.

8.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2020		Exchange	for the period	2021
Talisker Resources Common Shares	$4,176	$-	$21	$(317)	$3,880
Silver Wolf Exploration Ltd. Common Shares	-	109	2	(52)	59
	$4,176	$109	$23	$(369)	$3,939

On March 26, 2021, the Company received 131,718 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd., as well as 300,000 share purchase warrants at an exercise price of C$0.20. On October 21, 2021 the company exercised the 300,000 share purchase warrants. Upon acquisition, the fair value of these common shares and share purchase warrants were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 9). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 9 for full details of the Option Agreement, and Note 21(d) for valuation methodology for the share purchase warrants.

-25-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, anada	Total

Balance, January 1, 2020	$9,826	$1	$9,827

Costs incurred during 2020:
Drilling and exploration	146	-	146
Assessments and taxes	83	-	83
Effect of movements in exchange rates	(4)	-	(4)

Balance, December 31, 2020	$10,051	$1	$10,052
Costs incurred during 2021:
Drilling and exploration	1,047	-	1,047
Assessments and taxes	68	-	698
Effect of movements in exchange rates	3	-	3
Option income	(117)	-	(117)

Balance, December 31, 2021	$11,052	$1	$11,053

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(I)	Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino Mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement  (the “Approval Date”).  In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of the Approval Date (received on March 26, 2021 – see Note 6 for details);
b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;
c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;
d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and
e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.	Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before the first anniversary of the Approval Date;
b.	A further C$100 on or before the second anniversary of the Approval Date; and
c.	A further C$600 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments (C$200 in cash or shares), and first C$150 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino Mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

(i)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

10.	NON-CONTROLLING INTEREST

At December 31, 2021, the Company had an effective 99.67% (December 31, 2020 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2020 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2020	13,637	524	341	12,919	17,554	9,287	54,262
Additions / Transfers	(493)	34	6	36	(71)	1,976	1,488
Effect of movements in exchange rates	5	5	-	-	-	-	10
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760
Additions / Transfers	(113)	31	(12)	1,285	1,130	508	2,829
Effect of movements in exchange rates	2	1	-	-	-	7	10
Balance at December 31, 2021	13,038	595	335	14,240	18,613	11,778	58,599

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2020	8,066	84	213	4,854	4,013	1,374	18,604
Additions / Transfers	577	103	43	53	1,284	250	2,310
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2020	8,643	187	256	4,907	5,297	1,624	20,914
Additions / Transfers	213	107	11	37	1,370	272	2,010
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2021	8,856	294	267	4,944	6,667	1,896	22,924

NET BOOK VALUE
At December 31, 2021	4,182	301	68	9,296	11,946	9,882	35,675
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846
At January 1, 2020	5,571	440	128	8,065	13,541	7,913	35,658

-29-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings above are assets under construction of $6,348 as at December 31, 2021 (2020 - $5,327) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at December 31, 2021, plant, equipment and mining properties included a net carrying amount of $Nil (2020 - $442) for mining equipment under equipment loan, and $1,306 (2020 - $1,087) for mining equipment and right of use assets under finance lease.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Salaries, benefits, and consulting fees	$1,021	$757	$723
Share-based payments	1,188	1,468	659
	$2,209	$2,225	$1,382

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to / (from) related parties:

	December 31, 2021	December 31, 2020
Oniva International Services Corp.	$107	$106
Directors	56	48
	$163	$154

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2021, 2020 and 2019, the Company paid $239, $224 and $226, respectively, to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the year ended December 31, 2021, 2020 and 2019 are summarized below:

	2021	2020	2019
Salaries and benefits	$766	$636	$665
Office and miscellaneous	403	290	322
Exploration and evaluation assets	-	-	206
	$1,169	$926	$1,193

13.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%. The agreement was later amended in 2018 to extend the repayment period and modify the monthly payments. Other material terms of the facility remained unchanged. The Company paid the remaining balance in monthly instalments of $278 ending September 2021. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only.

The continuity of the term facility with Samsung for the year ended December 31, 2021, and the year ended December 31, 2020, is as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the period	$2,513	$5,897
Repayments	(2,500)	(3,333)
Unwinding of fair value adjustment	(13)	(51)
Balance at end of the period	-	2,513
Less: Current portion	-	(2,513)
Non-current portion	$-	$-

-31-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

14.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	December 31, 2021	December 31, 2020
Balance at beginning of the period	$2,295	$1,579
Fair value adjustment	(1,581)	650
Effect of movement in exchange rates	27	66
Balance at end of the period	$741	$2,295

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2020	7,639,968	$0.79
Exercised	(4,195,072)	$0.80
Exercised	(464,122)	C$0.85
Warrants outstanding and exercisable, December 31, 2020	2,980,774	$0.80
Exercised	(1,030,362)	$0.80
Warrants outstanding and exercisable, December 31, 2021	1,950,412	$0.80

	All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2021	December 31, 2020
September 25, 2023	$0.80	1,950,412	2,980,774
		1,950,412	2,980,774

As at December 31, 2021, the weighted average remaining contractual life of warrants outstanding was 1.73 years (December 31, 2020 – 2.73 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2021	December 31, 2020
Weighted average assumptions:
Risk-free interest rate	0.91%	0.20%
Expected dividend yield	0%	0%
Expected warrant life (years)	1.73	2.73
Expected stock price volatility	83.13%	73.93%
Weighted average fair value	$0.38	$0.77

During the year ended December 31, 2021, the Company recorded a realized loss on the exercise of warrants of $1,106 as result of the exercise of 1,030,362 warrants for the issuance of 1,030,362 common shares.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

15.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2021, is $726 (December 31, 2020 – $808), and the undiscounted value of the obligation is $1,252 (December 31, 2020 – $1,275).

The present value of the obligation was calculated using a risk-free interest rate of 7.78% (December 31, 2020 – 5.96%) and an inflation rate of 7.36% (December 31, 2020 – 3.15%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision for the year ended December 31, 2021, and the year ended December 31, 2020, is as follows:

	December 31, 2021	December 31, 2020

Balance at beginning of the period	$808	$1,524
Changes in estimates	(105)	(737)
Unwinding of discount related to continuing operations	47	99
Effect of movements in exchange rates	(24)	(78)
Balance at end of the period	$726	$808

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2021, the Company issued 10,050,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $19,020. The Company paid a 2.75% cash commission of $523 on gross proceeds, for net proceeds of $18,497, and incurred additional $400 in issuance costs during the period.

During the year ended December 31, 2021, the Company issued 1,030,362 common shares following the exercise of 1,030,362 warrants. As a result, $1,911 was recorded to share capital, representing cash proceeds of $824, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology of $US denominated warrants) of $1,106, and movements in foreign exchange of $(19).

During the year ended December 31, 2021, the Company issued 264,000 common shares following the exercise of 264,000 options. As a result, $364 was recorded to share capital, representing cash proceeds of $237 and the fair value upon issuance of $127.

During the year ended December 31, 2021, the Company issued 1,330,167 common shares upon exercise of RSUs. As a result, $1,278 was recorded to share capital.

(ii)

During the year ended December 31, 2020, the Company issued 6,730,054 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $4,940. The Company paid a 3% cash commission of $148 on gross proceeds, for net proceeds of $4,792, and incurred an additional $106 in issuance costs during the period.

During the year ended December 31, 2020, the Company issued 4,195,072 common shares following the exercise of 4,195,072 warrants. As a result, $6,112 was recorded to share capital, representing cash proceeds of $3,356, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology for $US denominated warrants) of $2,733, and movements in foreign exchange of $69.

-33-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2020, the Company also issued 464,122 common shares following the exercise of 464,122 broker warrants. As a result, $416 was recorded to share capital, representing cash proceeds of $300 and the amount attributed to the warrants upon issuance in 2019, representing $116.

During the year ended December 31, 2020, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne. The value of these shares was accrued at December 31, 2019; however, the shares were not issued until January 2020.

During the year ended December 31, 2020, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $43 was recorded to share capital, representing cash proceeds of $28 and the fair value upon issuance of $15.

During the year ended December 31, 2020, the Company issued 863,901 common shares upon exercise of RSUs. As a result, $650 was recorded to share capital.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2020	2,638,500	$1.82
Granted	1,700,000	$1.64
Exercised	(48,000)	$0.79
Cancelled / Forfeited	(807,500)	$1.70
Stock options outstanding, December 31, 2020	3,483,000	$1.77
Exercised	(264,000)	$1.16
Expired	(360,000)	$2.95
Cancelled / Forfeited	(20,000)	$1.64
Stock options outstanding, December 31, 2021	2,839,000	$1.68
Stock options exercisable, December 31, 2021	2,839,000	$1.68

-34-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 20, 2022	$1.98	880,000	0.72	880,000	0.72
August 28, 2023	$1.30	105,000	1.66	105,000	1.66
August 21, 2024	$0.79	174,000	2.64	174,000	2.64
August 4, 2025	$1.64	1,680,000	3.59	1,680,000	3.59
		2,839,000	2.57	2,839,000	2.57

During the year ended December 31, 2021, the Company charged $362 (year ended December 31, 2020 - $777) to operations as share-based payments for the fair value of stock options granted.

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2020	2,372,875	$0.94
Granted	1,481,000	$1.64
Exercised	(863,901)	$0.99
Cancelled / Forfeited	(115,974)	$1.00
RSUs outstanding, December 31, 2020	2,874,000	$1.28
Exercised	(1,330,167)	$1.22
Cancelled / Forfeited	(104,356)	$1.54
RSUs outstanding, December 31, 2021	1,439,477	$1.32

The following table summarizes information about the RSUs outstanding at December 31, 2021:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 21, 2019	$0.79	539,733
August 4, 2020	$1.64	899,744
		1,439,477

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2021, no RSUs (year ended December 31, 2020 – 1,481,000) were granted. For the RSUs issued in the year ended December 31, 2020, the weighted average fair value at the measurement date was C$1.64, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the year ended December 31, 2021, the Company charged $1,107 (December 31, 2020 - $1,080) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	2021	2020	2019
Net loss from continuing operations for the period	$(2,057)	$(7,482)	$(2,335)
Net loss for the period	$(2,057)	$(7,651)	$(31,461)
Basic weighted average number of shares outstanding	100,161,357	83,180,069	69,980,178
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	-
Diluted weighted average number of shares outstanding	100,161,357	83,180,069	69,980,178
Basic loss from continuing operations per share	$(0.02)	$(0.09)	$(0.03)
Diluted loss from continuing operations per share	$(0.02)	$(0.09)	$(0.03)
Basic loss per share	$(0.02)	$(0.09)	$(0.45)
Diluted loss per share	$(0.02)	$(0.09)	$(0.45)

17.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2021, 2020 and 2019 are all attributable to Mexico, from shipments of concentrate from the Avino Mine, and processing of Historical Above Ground Stockpiles.

	2021	2020	2019
Concentrate sales	$11,208	$15,304	$31,417
Provisional pricing adjustments	20	718	329
	$11,228	$16,022	$31,746

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consist of care and maintenance costs incurred during the work stoppages at the Avino Mine during the year ended December 31, 2021 and 2020.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2021	2020	2019
Production costs	$4,905	$11,443	$27,949
Stand-by costs	800	2,394	-
Inventory net realizable adjustment	-	-	387
Depreciation and depletion	1,976	1,995	3,680
	$7,681	$15,832	$32,016

18.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2021	2020	2019
Salaries and benefits	$1,277	$1,361	$1,347
Office and miscellaneous	647	117	286
Management and consulting fees	451	406	461
Professional fees	402	380	470
Investor relations	227	166	171
Directors fees	182	171	162
Regulatory and compliance fees	170	139	143
Depreciation	140	116	43
Travel and promotion	70	46	110
	$3,566	$2,902	$3,193

19.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2021	December 31, 2020
Not later than one year	$96	$20
Later than one year and not later than five years	330	14
Later than five years	462	3
	$888	$37

Office lease payments recognized as an expense during the year ended December 31, 2021, totalled $16 (December 31, 2020 - $40).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

	2021	2020	2019
Net change in non-cash working capital items:
Deferred revenues	$-	$-	$(573)
Accounts payable and accrued liabilities	1,240	(2,877)	(941)
Prepaid expenses and other assets	(203)	(157)	287
Amounts receivable	(680)	1,211	2,615
Taxes payable	25	(39)	(121)
Amounts due to related parties	8	1	6
Taxes recoverable	1,727	440	(193)
Other liabilities	-	(178)	(100)
Inventory	(3,664)	4,150	3,182
	$(1,547)	$2,551	$4,162

	2020	2019	2018
Interest paid	$92	$264	$618
Taxes paid	$589	$279	$2,373
Equipment acquired under finance leases and equipment loans	$1,058	$-	$122

21.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2020 – three) counterparty (see Note 23). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the audited consolidated statement of financial position. At December 31, 2021, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2021, in the amount of $24,765 and working capital of $31,635 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2021, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,260	$3,260	$-	$-
Amounts due to related parties	163	163	-	-
Minimum rental and lease payments	889	96	331	462
Finance lease obligations	1,152	438	714	-
Total	$5,464	$3,957	$1,045	$462

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2021		December 31, 2020
	MXN	CDN	MXN	CDN
Cash	$3,576	$1,450	$36,896	$2,831
Long-term investments	-	4,976	-	5,317
Reclamation bonds	-	6	-	6
Amounts receivable	-	33	-	20
Accounts payable and accrued liabilities	(57,604)	(211)	(22,972)	(157)
Due to related parties	-	(206)	-	(196)
Finance lease obligations	(1)	(394)	(1,543)	(448)
Net exposure	(54,029)	5,654	12,381	7,373
US dollar equivalent	$(2,363)	$(4,054)	$620	$5,791

Based on the net US dollar denominated asset and liability exposures as at December 31, 2021, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2021, by approximately $143 (year ended December 31, 2020 - $589). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2021, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $26 (December 31, 2020 - $2).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2021, a 10% change in market prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2020 - $418).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021:

	Level 1	Level 2	Level 3
Financial assets
Cash	$24,765	$-	$-
Amounts receivable	-	1,208	-
Long-term investments	3,939	-	-
Total financial assets	$28,704	$1,208	$-
Financial liabilities
Warrant liability	-	-	(741)
Total financial liabilities	$-	$-	$(741)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2021, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2021 and 2020, see Note 14 of the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

22.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss)), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,
	2021	2020
Equity	$78,507	$59,008
Term Facility	-	2,513
Finance Lease Obligations	1,069	486
Equipment Loans	-	72
	$79,576	$62,079

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2021, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2021, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

23.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2021, of $11,228 (2020 - $16,022, 2019 - $3,746) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and processed material from the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2021	2020	2019
Silver	$3,421	$6,318	$14,030
Copper	5,566	4,662	13,953
Gold	4,344	8,517	10,326
Penalties, treatment costs and refining charges	(2,103)	(3,475)	(6,563)
Total revenue from mining operations	$11,228	$16,022	$31,746

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

For the year ended December 31, 2021, the Company had three customers (2020 – three customers, 2019 – six customers) that accounted for total revenues as follows:

	2021	2020	2019
Customer #1	$5,521	$-	$-
Customer #2	3,045	12,573	21,810
Customer #3	2,662	3,206	4,861
Customer #4	-	(19)	3,350
Customer #5	-	262	1,246
Customer #6	-	-	469
Customer #7	-	-	10
Customer #8	-	-	-
Total revenue from mining operations	$11,228	$16,022	$31,746

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2021	December 31, 2020
Exploration and evaluation assets - Mexico	$11,052	$10,051
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$11,053	$10,052

	December 31, 2021	December 31, 2020
Plant, equipment, and mining properties - Mexico	$35,390	$34,475
Plant, equipment, and mining properties - Canada	285	371
Total plant, equipment, and mining properties	$35,675	$34,846

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

24.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2021	2020	2019

Current income tax expense	$27	$161	$327
Deferred income tax expense (recovery)	412	(1,569)	(960)
Total income tax expense (recovery)	$439	$(1,408)	$(633)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2021	2020	2019

Net income (loss) before income taxes	$(1,618)	$(8,890)	$(2,968)
Net loss from discontinued operations before income taxes	-	(169)	(29,126)
Net income (loss) before income taxes	$(1,618)	$(9,059)	$(32,094)
Combined statutory tax rate	27.00%	27.00%	27.00%

Income tax expense (recovery) at the Canadian statutory rate	(437)	(2,446)	(8,665)

Reconciling items:
Effect of difference in foreign tax rates	11	(86)	(120)
Non-deductible/non-taxable items	675	1,467	6,449
Change in unrecognized deductible temporary differences	122	332	1,263
Impact of foreign exchange	75	(112)	222
Special mining duties	17	(185)	231
Revisions to estimates	313	(297)	58
Share issue costs	(249)	(73)	(174)
Other items	(88)	(8)	103

Income tax expense (recovery) recognized in the year	$439	$(1,408)	$(633)

The Company recognized a non-cash recovery of $Nil for the year ended December 31, 2021 (2020 – expense of $164; 2019 – expense of $235) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,
	2021	2020

Deferred income tax assets	$4,341	$4,249
Deferred income tax liabilities	(6,122)	(5,618)

	$(1,781)	$(1,369)

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020

Reclamation provision	$272	$304
Non-capital losses	3,525	3,383
Other deductible temporary differences	543	562
Inventory	-	(2)
Exploration and evaluation assets	(3,326)	(3,349)
Plant, equipment and mining properties	(2,795)	(2,267)

Net deferred income tax liabilities	$(1,781)	$(1,369)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(b)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets.  Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2021	December 31, 2020

Tax losses carried forward	$17,968	$18,974
Share issue costs	1,478	1,144
Plant, equipment and mining properties	341	263
Exploration and evaluation assets	1,244	1,248
Investments	(15)	(400)
Reclamation provision and other	-	-

Unrecognized deductible temporary differences	$21,016	$21,229

The Company has capital losses of $10,361 carried forward and $7,607 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2027 to 2041.

25.	PENDING TRANSACTION

Pending acquisition of La Preciosa – On October 27, 2021, the Company announced it has entered into a share purchase agreement (the “Transaction”) to indirectly acquire through the purchase of the shares of certain holding companies, the La Preciosa Property (“La Preciosa”) from Coeur Mining, Inc. (“Coeur”).

Consideration of $20 million, of which $15 million is payable at the closing of the Transaction from Avino’s cash on hand and the remaining $5 million is payable before the first anniversary of the closing date.

Additionally, Avino will issue 14.0 million units (the “Units”), each comprising one common share and one-half of a common share purchase warrant (each full warrant, a “Warrant”).

Contingent cash consideration of US$8.75 million will be payable by Avino to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino shares. Coeur will retain ownership of a 1.25% net smelter return royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas.

So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

The completion of the proposed Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the Unit consideration and contingent payment amount by the NYSE American, the Toronto Stock Exchange, and any other necessary third party approvals. The Closing of the Transaction is expected to occur during Q1 2022.

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